Prudential World Fund, Inc.

PGIM Jennison International Opportunities Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of October, 2024 between Prudential World Fund, Inc. (World Fund), on behalf of its series, PGIM Jennison International Opportunities Fund (the Fund) and PGIM Investments LLC (the Manager).

WHEREAS, World Fund and the Manager have mutually agreed to reduce the management fee rate pursuant to which World Fund compensates the Manager for the services provided by the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.Effective as of October 1, 2024 the management fee rate schedule appearing in Schedule A to the Management Agreement is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

0.825% up to $1 billion;

0.80% from $1billion to $5 billion;

0.78% from $5 billion to $10 billion;

0.77% over $10 billion

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL WORLD FUND, INC.

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Vice President

PGIM INVESTMENTS LLC

By: /s/ Stuart S. Parker

Stuart S. Parker, President